ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2014	June 30, 2014
Current assets:
Cash and cash equivalents	¥68,997	74,233
Trade receivables, net	20,404	21,408
Inventories	30,200	30,247
Other current assets	5,218	4,463

Total current assets	124,819	130,351

Investment securities	3,741	2,578
Property, plant and equipment, net of accumulated depreciation of 44,832 million yen and 42,209 million yen, as of March 31, 2014 and June 30, 2014, respectively	39,925	38,849
Intangible assets, net of accumulated amortization of 969 million yen and 1,680 million yen, as of March 31, 2014 and June 30, 2014, respectively	3,545	3,485
Goodwill	46,846	46,146
Other assets	10,980	10,753

Total assets	¥229,856	232,162

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2014	June 30, 2014

Current liabilities:
Trade accounts payable	¥12,353	13,480
Accrued expenses	6,775	6,951
Income taxes payable	1,089	2,920
Accrued warranty expenses	1,589	1,428
Corporate bonds - current portion	―	10,000
Customer prepayments	2,488	3,284
Other current liabilities	2,313	3,583

Total current liabilities	26,607	41,646

Corporate bonds	25,000	15,000
Convertible bonds	30,149	30,141
Accrued pension and severance costs	28,641	28,663
Other liabilities	3,207	2,044

Total liabilities	113,604	117,494

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	43,906	43,900
Retained earnings	130,740	131,170
Accumulated other comprehensive income	5,326	3,285
Treasury stock, 25,368,828 shares and 25,380,046 shares as of March 31, 2014 and June 30, 2014, respectively	(96,083)	(96,050)

Total stockholders’ equity	116,252	114,668

Total liabilities and stockholders’ equity	¥229,856	232,162

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended June 30, 2013	Three months ended June 30, 2014

Net sales	¥30,090	36,829
Cost of sales	14,798	16,578

Gross profit	15,292	20,251

Research and development expenses	8,720	7,381
Selling, general and administrative expenses	9,888	10,468

Operating income (loss)	(3,316)	2,402

Other income (expense):
Interest and dividend income	76	59
Interest expense	(34)	(34)
Gain on sale of investment securities	492	559
Other, net	(63)	206

Total other income (expense)	471	790

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(2,845)	3,192

Income tax expense	798	1,853
Equity in earnings (loss) of affiliated company	2	—

Net income (loss)	¥(3,641)	1,339

	Yen
	Three months ended June 30, 2013	Three months ended June 30, 2014

Net income (loss) per share:
Basic	¥(20.93)	7.68
Diluted	(20.93)	6.94

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Three months ended June 30, 2013	Three months ended June 30, 2014
Comprehensive income (loss)
Net income (loss)	¥(3,641)	1,339
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	5,966	(2,066)
Net unrealized gains (losses) on investment securities	184	(255)
Pension related adjustments	119	280

Total other comprehensive income (loss)	6,269	(2,041)

Total comprehensive income (loss)	¥2,628	(702)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Three months ended June 30, 2013	Three months ended June 30, 2014
Cash flows from operating activities:
Net income (loss)	¥(3,641)	1,339
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,321	1,378
Deferred income taxes	252	(786)
Gain on sale of investment securities	(492)	(559)
Changes in assets and liabilities:
Trade receivables	2,204	(1,553)
Other account receivable	(239)	863
Inventories	(378)	(136)
Trade accounts payable	1,734	1,364
Other account payable	120	933
Accrued expenses	(69)	249
Income taxes payable	354	2,318
Accrued warranty expenses	16	(156)
Customer prepayments	(349)	806
Accrued pension and severance costs	292	232
Other	641	(285)

Net cash provided by (used in) operating activities	2,766	6,007

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	669	1,557
Acquisition of subsidiary, net of cash acquired	(1,168)	—
Purchases of property, plant and equipment	(1,415)	(754)
Purchases of intangible assets	(225)	(142)
Other	170	(56)
Net cash provided by (used in) investing activities	(1,969)	605

Cash flows from financing activities:
Dividends paid	(1,591)	(843)
Other	483	175
Net cash provided by (used in) financing activities	(1,108)	(668)
Net effect of exchange rate changes on cash and cash equivalents	1,895	(708)
Net change in cash and cash equivalents	1,584	5,236
Cash and cash equivalents at beginning of period	45,668	68,997
Cash and cash equivalents at end of period	¥47,252	74,233

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a)	Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively, “Advantest”) prepare its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.
Advantest prepared the accompanying interim consolidated financial statements in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014.
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented. This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2014.

(b)	Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of certain significant differences from the preparation of financial statements using the accounting principles, procedures and methods of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
An allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Business Combination
Goodwill arising from business combination is not amortized, but instead is tested for impairment at least annually. Acquisition related costs are expensed as incurred.

(iii) Stock option
Unused gains from stock based compensation are not recognized upon expiration of stock option.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

In May 2014, the FASB issued the accounting standard for revenue from contracts with customers. This standard supersedes virtually all existing revenue recognition requirements under U.S. GAAP and requires an entity to apply the five steps to recognize revenue from contracts with customers unless the contracts are in the scope of other U.S. GAAP requirements. Additionally, an entity should disclose quantitatively and qualitatively sufficient information including contract with customers, significant judgments, and assets recognized from the costs to obtain or fulfill a contract. The entity should apply the amendments in this standard using one of the following two methods; retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of the initial application. The standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The standard is required to be adopted by Advantest in the first quarter beginning April 1, 2017. Advantest is currently evaluating the effect that this adoption will have on its consolidated results of operations and financial condition.

(c)	Reclassification

Certain reclassifications have been made to the prior fiscal year’s consolidated financial statements to conform to the current quarter presentation.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(3) Inventories
Inventories at March 31, 2014 and June 30, 2014 were composed of the following:

	Yen (Millions)
	March 31, 2014	June 30, 2014

Finished goods	¥6,509	6,746
Work in process	11,467	11,463
Raw materials and supplies	12,224	12,038

	¥30,200	30,247

(4) Investment Securities

Marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2014 and June 30, 2014 were as follows:

	Yen (Millions)
	March 31, 2014

	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥2,055	1,244	27	3,272

	Yen (Millions)
	June 30, 2014

	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥1,294	845	30	2,109

Equity securities consist primarily of stocks issued by Japanese listed companies.

Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sale securities for the three months ended June 30, 2013 were ¥533 million and ¥492 million, respectively. Proceeds from the sale of available-for-sale securities and gross realized gains on available-for-sale securities for the three months ended June 30, 2014 were ¥1,292 million and ¥559 million, respectively. No losses were realized on the sale of available-for-sale securities for the three months ended June 30, 2013 and 2014, respectively.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Net realized gains and losses on the sale of available-for-sale securities are based on the average cost method.

There were no impairment losses on available-for-sale securities, which were not considered other-than-temporarily impaired for the three months ended June 30, 2013 and 2014, respectively.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2014 and June 30, 2014, were as follows:

	Yen (Millions)
	March 31, 2014

	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥289	27	-	-

	Yen (Millions)
	June 30, 2014

	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥257	30	-	-

Advantest maintains non-marketable equity securities, which are recorded at cost and included in “investment securities” in the consolidated balance sheets. The carrying amounts of non-marketable equity securities were ¥469 million and ¥469 million at March 31, 2014 and June 30, 2014, respectively. For certain non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value. Advantest had not estimated the fair value of the majority of these non-marketable equity securities aggregating ¥469 million and ¥469 million at March 31, 2014 and June 30, 2014, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary.

(5) Derivative Financial Instruments

Advantest uses derivative instruments primarily to manage exposures to foreign currency. The primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The instruments are not designated for trading or speculative purposes. Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations. Advantest generally does not require or place collateral for these derivative financial instruments.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

Advantest recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value of the derivatives are recorded as other income (expense).

Derivatives not designated as hedging instruments
Derivatives not designated as hedging instruments consist primarily of foreign exchange forward contracts to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

There was no foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2014. The notional amounts of outstanding forward contracts for foreign currency sales were ¥200 million at June 30, 2014.

Fair Value of Derivative Contracts
Fair values of derivatives not designated as hedging instruments at March 31, 2014 and June 30, 2014 were as follows:

Derivatives not designated as hedging instruments

Yen (Millions)
	March 31, 2014		June 30, 2014
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥-	Other current assets	-
Liabilities
Foreign exchange contracts	Other current liabilities	¥-	Other current liabilities	0

ADVANTEST CORPORATION
AND SUBSIDIARIES

  Notes to Consolidated Financial Statements (Unaudited)

Effect of derivative instruments on the consolidated statements of operations

Derivatives not designated as hedging instruments
The effects of derivatives not designated as hedging instruments on the consolidated statements of operations for the three months ended June 30, 2013 and 2014 were as follows:

		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Three months ended June 30, 2013	Three months ended June 30, 2014

Foreign exchange contracts	Other income (expense)	¥26	¥14

(6) Fair Value Measurement

Disclosure about the fair value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2014 and June 30, 2014.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	March 31, 2014		June 30, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥3,272	3,272	2,109	2,109
Financial liabilities:
Foreign exchange contracts	-	-	0	0
Corporate bonds	25,000	24,975	25,000	24,987
Convertible bonds	30,149	31,518	30,141	31,751

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities.  The carrying amounts of foreign exchange contracts are included in other current liabilities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables and trade accounts payable:  The carrying amounts approximate fair value because of the short maturity of these instruments.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Balance Sheets (Unaudited)

Available-for-sale securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Foreign exchange contracts:  The fair values of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

Corporate bonds and convertible bonds:  The fair values of corporate bonds and convertible bonds are estimated using quoted market prices, and are classified as Level 2.

Fair Value Hierarchy
U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

Assets / Liabilities Measured at Fair Value on a Recurring Basis
As of March 31, 2014 and June 30, 2014 carrying amount of assets and liabilities that were measured at fair value on a recurring basis by level was as follows:
		Yen (Millions)
		Fair Value Measurements at March 31, 2014
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale equity securities	¥3,272	3,272	-	-
Total assets measured at fair value	3,272	3,272	-	-

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
		Fair Value Measurements at June 30, 2014
	Total	Level 1	Level 2	Level 3

Assets
Available-for-sale equity securities	¥2,109	2,109	-	-
Total assets measured at fair value	2,109	2,109	-	-

Liabilities
Foreign exchange contracts	¥0	-	0	-
Total liabilities measured at fair value	0	-	0	-

As of March 31, 2014, there were no amount of liabilities, which were measured at fair value on a recurring basis.

Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities.  Changes in fair value of foreign exchange contracts are recorded as other income (expense).

    Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis
As of March 31, 2014, the carrying amount of assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the year ended March 31, 2014 was as follows:
Yen (Millions)
Fair Value Measurements at March 31, 2014
	Total	Level 1	Level 2	Level 3

Assets
Property, plant and equipment	¥-	-	-	-
Intangible assets	-	-	-	-
Total assets measured at fair value	-	-	-	-

The property, plant and equipment and intangible assets are valued using the income approaches based on present value of expected future cash flows.  The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

As of June 30, 2014, there were no amount of assets and liabilities, which were measured at fair value on a nonrecurring basis.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(7) Corporate Bonds and Convertible Bonds

The carrying values of corporate bonds and convertible bonds at March 31, 2014 and June 30, 2014 were as follows:
	Yen (Millions)
	March 31, 2014	June 30, 2014

Unsecured 0.416% bonds, due May 25, 2015	¥10,000	10,000
Unsecured 0.606% bonds, due May 25, 2017	15,000	15,000
Corporate bonds	¥25,000	25,000

Unsecured zero coupon convertible bonds, due March 14, 2019	¥30,000	30,000
Add unamortized premium	149	141
Convertible bonds	¥30,149	30,141

In March 2014, the Company issued ¥30,000 million zero coupon convertible bonds due 2019 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from April 1, 2014 to February 28, 2019. The initial conversion price is ¥1,655 per common share. Aside from the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption is triggered upon the occurrence of certain corporate events including a merger, corporate split, delisting and squeeze-out event. The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and the Company’s common stock price. The reduced conversion price ranges from ¥1,123 to ¥1,655 per common share. The conversion price is also adjusted for dividends in excess of 15 yen per common share per fiscal year. The bondholders may require the Company to redeem the Zero Coupon Convertible Bonds, on or after a reduction in the conversion price is triggered, at 100.0% of its principal amount, together with a redemption premium which begins at 3.0% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds. In addition, the Company has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100.0% of the principal amount, if less than 10.0% of the original issuance is outstanding.

(8) Income Taxes
As of June 30, 2013 and 2014, the estimated annual effective tax rate for FY2013 and FY2014 differ from the 37.8 and 35.4 percent statutory income tax rate primarily due to related impacts of valuation allowance on deferred tax assets, effects of foreign income tax rates, and effects of separate company income tax reporting positions.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Balance Sheets (Unaudited)

(9) Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the three months ended June 30, 2013 and June 30, 2014 were as follows:

	Yen (Millions)
	Three months ended June 30, 2013
	Foreign currency translation adjustment	Net unrealized gains (losses) on investment securities	Pension related adjustment	Accumulated other comprehensive income (loss)

Balance at March 31, 2013	¥3,934	1,549	(12,412)	(6,929)
Other comprehensive income
(loss) before reclassifications	5,966	502	(116)	6,352
Amounts reclassified from
Accumulated other comprehensive
Income (loss)	-	(318)	235	(83)
Net change during the period	5,966	184	119	6,269
Balance at June 30, 2013	¥9,900	1,733	(12,293)	(660)

	Yen (Millions)
	Three months ended June 30, 2014
	Foreign currency translation adjustment	Net unrealized gains (losses) on investment securities	Pension related adjustment	Accumulated other comprehensive income (loss)

Balance at March 31, 2014	¥16,489	907	(12,070)	5,326
Other comprehensive income
(loss) before reclassifications	(2,066)	106	34	(1,926)
Amounts reclassified from
Accumulated other comprehensive
Income (loss)	-	(361)	246	(115)
Net change during the period	(2,066)	(255)	280	(2,041)
Balance at June 30, 2014	¥14,423	652	(11,790)	3,285

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Balance Sheets (Unaudited)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2013 and June 30, 2014 were as follow:

	Yen (Millions)
	Amount reclassified from accumulated other comprehensive income (loss) (1)
	Three months ended June 30, 2013	Three months ended June 30, 2014	Affected line items in consolidated statements of operations
Unrealized gains and
losses on investment securities	¥(492)	(559)	Other income (expense): Other, net
	174	198	Income taxes
	(318)	(361)	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	303	322	(2)
Amortization of prior service cost	(42)	(42)	(2)
	(26)	(34)	Income taxes
	235	246	Net income (loss)
Total amount reclassified, net of tax	¥(83)	(115)

(1)	Amounts in parentheses indicate gain in consolidated statements of operations.
(2)	The accumulated other comprehensive income components are included in the computation of net periodic pension cost (see note 10 for additional details).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Balance Sheets (Unaudited)

(10)	Accrued Pension and Severance Costs

The components of net periodic benefit cost recognized were as follows:
	Yen (Millions)
	Three months ended
	June 30, 2013		June 30, 2014
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥434	118	444	134
Interest cost	141	108	151	133
Expected return on plan assets	(116)	(80)	(167)	(101)
Amortization of unrecognized:
Net actuarial (gain) or loss	230	73	224	98
Prior service (benefit) cost	(42)	–	(42)	–

Net periodic benefit cost	¥647	219	610	264

(11)	Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 30, 2013, Advantest declared cash dividends totaling ¥1,738 million, or ¥10 per share of common stock on June 4, 2013 to stockholders of record on March 31, 2013.
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 28, 2014, Advantest declared cash dividends totaling ¥871 million, or ¥5 per share of common stock on June 3, 2014 to stockholders of record on March 31, 2014.

(12)	Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the three months ended June 30, 2013 and 2014 were summarized as follows:
	Yen (Millions)
	Three months ended
	June 30, 2013	June 30, 2014

Balance at beginning of period	¥1,889	1,589
Addition	773	512
Reduction	(758)	(669)
Translation adjustments	23	(4)

Balance at end of period	¥1,927	1,428

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Balance Sheets (Unaudited)

(13)	Other income (expense)

Other income (expense) includes foreign exchange losses of ¥45 million and foreign exchange gains of ¥207 million for the three months ended June 30, 2013 and 2014, respectively.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Balance Sheets (Unaudited)

(14)	Operating Segment Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consists of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others.  These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

Reportable operating segment information for the three months ended June 30, 2013 and 2014 was as follows:

	Yen (Millions)
	Three months ended June 30, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥20,939	3,522	5,629	－	30,090
Inter-segment sales	75	－	－	(75)	－
Net sales	21,014	3,522	5,629	(75)	30,090
Operating income (loss) before stock option compensation expense	(1,260)	(1,365)	381	(1,072)	(3,316)
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥(3,316)

	Yen (Millions)
	Three months ended June 30, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥26,044	4,793	5,992	－	36,829
Inter-segment sales	－	－	－	－	－
Net sales	26,044	4,793	5,992	－	36,829
Operating income (loss) before stock option compensation expense	3,118	155	628	(1,499)	2,402
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥2,402

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Balance Sheets (Unaudited)

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(15)	Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the three months ended June 30, 2013 and 2014:

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	June 30, 2013	June 30, 2014
Numerator:
Net income (loss)	¥(3,641)	1,339
Dilutive effect of exercise of convertible bonds	－	(4)
Diluted net income (loss)	(3,641)	1,335

Denominator:
Basic weighted average shares of common stock outstanding	173,948,323	174,190,300
Dilutive effect of exercise of stock options	－	5,635
Dilutive effect of exercise of convertible bonds	－	18,126,888
Diluted weighted average shares of common stock outstanding	173,948,323	192,322,823

Basic net income (loss) per share	¥(20.93)	7.68
Diluted net income (loss) per share	¥(20.93)	6.94

At June 30, 2013 and 2014, Advantest had outstanding stock options of 5,215,386 and 6,860,033 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.